Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD LAUNCHES U.S. COMMERCIAL PAPER PROGRAM

Toronto, Ontario, December 11, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has established an unsecured commercial paper program in the United States on a private placement basis.  Under the program, an indirect wholly-owned subsidiary of the company may issue, from time to time, unsecured commercial paper notes (the “notes”) up to a maximum aggregate amount outstanding at any time of US$1.965 billion.  Any notes issued will be guaranteed by the company.  The proceeds from the issuance of any notes will be used for general corporate purposes.

The notes to be offered under the commercial paper program will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy notes under the company’s commercial paper program.

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York Stock Exchange, Toronto Stock Exchange and Euronext under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “may”, “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the issuance of unsecured commercial paper notes under Brookfield Asset Management’s commercial paper program. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements and information include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.